# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Falcon's Beyond Global, Inc., CIK 0001937987
CUSIP: 306121104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1768 PARK CENTER DRIVE, ORLANDO, Florida (FL), 32835
Date of event which requires filing of this statement: 01/08/2025
Amends the filing with accession number 0001193125-24-033807
Filed by CIK 0001995580
Persons authorized to receive notices and communications: Lucas Demerau, c/o Infinite Acquisitions Partners LLC, 2430 Pump Road #356, Henrico, Virginia (VA), 23233, 407-801-0553

## Reporting persons
- Infinite Acquisitions Partners LLC (CIK 0001995580): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,805,307; sole dispositive power 0; shared dispositive power 29,805,307; aggregate amount beneficially owned 29,805,307 (70.6% of the class); the aggregate amount excludes certain shares
  Comment: The 29,805,307 shares beneficially owned represents (i) 24,286,686 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Falcon's Beyond Global, Inc. (the "Issuer"), (ii) 400,000 Earnout Shares (as defined in Item 3 of this Schedule 13D) (in the form of Class A Common Stock) and (iii) 5,118,439 shares of Class A Common Stock issuable upon the redemption of an equal number of common units ("Common Units") of Falcon's Beyond Global, LLC ("Falcon's LLC"), a subsidiary of the Issuer. Does not include an additional 19,031,929 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D), of which 6,031,929 have met the criteria for vesting but which are subject to restrictions on redemption and 13,000,000 of which have not yet been earned. The beneficial ownership percentage was calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See Item 5.
- Erudite Cria, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,805,307; sole dispositive power 0; shared dispositive power 29,805,307; aggregate amount beneficially owned 29,805,307 (70.6% of the class); the aggregate amount excludes certain shares
  Comment: The 29,805,307 shares beneficially owned represents (i) 24,286,686 shares of Class A Common Stock of the Issuer, (ii) 400,000 Earnout Shares (as defined in Item 3 of this Schedule 13D) (in the form of Class A Common Stock) and (iii) 5,118,439 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units of Falcon's LLC. Does not include an additional 19,031,929 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D), of which 6,031,929 have met the criteria for vesting but which are subject to restrictions on redemption and 13,000,000 of which have not yet been earned. The beneficial ownership percentage was calculated on the basis of Rule 13d-3 of the Exchange Act. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Falcon's Beyond Global, Inc.
Address of issuer's principal executive offices: 1768 PARK CENTER DRIVE, ORLANDO, Florida (FL), 32835
Comment: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Falcon's Beyond Global, Inc., a Delaware corporation (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed on February 13, 2024, as amended by Amendment No. 1 to the Schedule 13D filed on June 18, 2024, as amended by Amendment No. 2 to the Schedule 13D filed on November 22, 2024 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The information provided and incorporated by reference in Item 5 is hereby incorporated by reference in this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As reported on the cover pages hereto, the Reporting Persons may each be deemed to beneficially own 29,805,307 shares of Class A Common Stock consisting of:

(i) 24,286,686 shares of Class A Common Stock;

(ii) 400,000 Earnout Shares (in the form of Class A Common Stock); and

(iii) 5,118,439 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units and the simultaneous cancellation of an equal number of shares of Class B Common Stock. Infinite Acquisitions has the right to cause Falcon's LLC to redeem such Common Units in whole or in part, for an equal number of shares of the Class A Common Stock or cash (at the Issuer's option) and the corresponding shares of Class B Common Stock will be canceled, as described in the Issuer's Prospectus filed with the SEC on December 12, 2023 pursuant to Rule 424(b)(3) (File No. 333-275243) (the "Prospectus"), and subject to limitations set forth in the A&R Operating Agreement (as defined in Item 6 of the Schedule 13D). Shares of Class B Common Stock have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The beneficial ownership reported above represents 70.6% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The Reporting Persons beneficially own approximately 30.0% of the total common stock outstanding excluding Earnout Shares held for the benefit of securityholders of the Issuer (including Infinite Acquisitions), and such ownership would be equivalent of approximately 40.4% of the total common stock outstanding including the Earnout Shares, based on a total of 120,922,282 shares of common stock of the Issuer outstanding, as disclosed by the Issuer in its Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on January 10, 2025 (the "Registration Statement "), which includes a total of 40,000,000 Earnout Shares that are currently held in escrow, as described in the Registration Statement.

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 37,106,345 shares of Class A Common Stock and 83,815,937 shares of Class B Common Stock issued and outstanding, as of January 6, 2025, as reflected in the Registration Statement, adjusted to reflect shares of Class A Common Stock that may be received upon redemption of Common Units. This amount does not include (i) the 6,031,929 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock earned on May 10, 2024 and subject to an additional 1-year lock-up from the date such securities are earned, released and delivered from escrow to Infinite Acquisitions pursuant to an agreement between Infinite Acquisitions and the Issuer and (ii) 13,000,000 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock which are outstanding and held in escrow to be earned, released and delivered upon satisfaction of certain milestones set forth in the Earnout Escrow Agreement (together, the "Earnout Securities").

The beneficial ownership reported herein reflects an adjustment to account for the Issuer's stock dividend effective as of December 17, 2024, which paid 0.2 shares of Class A Common Stock per share held and 0.2 shares of Class B Common Stock (and an equivalent number of Common Units) per share held, as applicable.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any shares of Class A Common Stock subject to earnout conditions or which may be received upon redemption of Common Units. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
On December 10, 2024, Infinite Acquisitions effected the redemption of 24,000,000 Common Units, resulting in the delivery of an equal number of shares of Class A Common Stock and the cancellation of the corresponding shares of Class B Common Stock upon execution of the redemption.
On December 31, 2024, Infinite Acquisitions sold 260,642 Common Units and an equal number of shares of Class B Common Stock at a price of $7.99 per unit. The sales were made in a private transaction.
On January 8, 2025, Infinite Acquisitions initiated the delivery of 1,300,000 shares of Class A Common Stock to satisfy an obligation related to the Founder Redemption Obligations.
On January 8, 2025, Infinite Acquisitions initiated the delivery of 792,734 Common Units and an equal number of shares of Class B Common Stock (in lieu of delivering shares of Class A Common Stock) to satisfy an obligation related to the Strategic Partners Redemption Obligations.
Except as set forth in this Amendment No. 3, none of the Reporting Persons has effected any transaction in shares of Class A Common Stock during the past 60 days.

## Signatures
- Infinite Acquisitions Partners LLC: /s/ Lucas Demerau, Lucas Demerau, President (01/13/2025)
- Erudite Cria, Inc.: /s/ Lucas Demerau, Lucas Demerau, President (01/13/2025)